GOLDEN GOLIATH RESOURCES LTD.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated October 31, 2005 with regards to Registration Statement on Form 20-F filed on September 30, 2005.

Comment Number	Page	Response

1		Noted

2		Noted

3		Noted

4	3	The work “will” has been removed from the list in the second sentence of the paragraph captioned “Forward-Looking Statements”.

5		Noted

6	4, 5,	Noted. The typographical errors have been corrected and the Selected Financial Data Table reflects data for the past five fiscal years.

7	7	The exchange rate and capitalization and indebtedness information has been updated.

8		Management does not believe that any royalty rights pertaining to any of the Company’s properties pose any risk factors to the Company and, consequently, to investors.

9		The Company has done one private placement with an American by the name of Mr. Dan Vinovitch. The Company relied upon the registration and prospectus exemptions under Rule 504.

10	15	The significance of switching from diamond drilling to reverse circulation drilling is now explained.

11	17	The disclosure has been amended as requested.

12		The compensation paid to Mr. J. Paul Sorbara, the President of the Company, is disclosed is both Item 6.B Compensation and in the Summary Compensation Table.

13	48	The transactions in which we acquired properties from related parties are disclosed.

14		The Company has not entered into any Material Contracts during the last two years.

15

The disclosure has been changed to indicate that the Company’s officers concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to the management to allow timely decisions regarding required disclosure.

16		The disclosure has been modified as required.

17		The financial position dates have been corrected.

18		Footnote 11 a) has been restated. Mineral property acquisition costs are now treated as tangible assets for U.S. GAAP purposes.

19		Golden Goliath Resources Ltd. is defined as “An Exploration Stage Company”

20

We reviewed FASB Statement No. 143 and discussed the current asset retirement obligations for the Company with the Company's auditors. The disturbance to the property consists entirely of road building, some trenching and diamond drilling.  The roads built are a benefit to the local community and the Company will not be permitted to reclaim any roads.  Any trenches are immediately filled in once a proper sampling, prospecting and review of the trench has been completed.   As at year end and as of the date hereof there are no unopened trenches.  Diamond drilling does not result in any property disturbance that requires reclamation.  As such there are no current obligations if the Company should abandon its properties.

Further, the Company reviews its land holdings from time to time during the year and has dropped many claims that either have had work done on them with no further work warranted or ground which is deemed not to be core to the Company's land holdings.  When the Company has terminated its interest in this property there have been no obligations with respect to reclamation or other costs.

21		Management has elected to entirely omit references to “total gold equivalent” as it believes they are irrelevant.

22	21, 22	The disclosure has been modified.

23	28	The map is now included in the document.

24		The disclosure has been modified as requested.

Signed:  /s/  J. Paul Sorbara

J. Paul Sorbara,

President and Director